FOR IMMEDIATE RELEASE	TSX: WPM
August 10, 2017	NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES SECOND QUARTER RESULTS FOR 2017 AND A 43% INCREASE IN DECLARED DIVIDEND

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton Precious Metals" or the "Company") (TSX:WPM) (NYSE: WPM) is pleased to announce its results for the second quarter ended June 30, 2017. All figures are presented in United States dollars unless otherwise noted.

In the second quarter of 2017, Wheaton Precious Metals increased the percentage of cash flow used for the dividend distribution calculation from 20% to 30% resulting in an increase to the quarterly dividend of over 40%.

SECOND QUARTER HIGHLIGHTS

•
Attributable production in Q2 2017 of 7.2 million ounces of silver and 78,100 ounces of gold, compared with 7.6 million ounces of silver and 71,200 ounces of gold in Q2 2016, with silver production having decreased 5% and gold production having increased 10%.

•
On a silver equivalent basis¹ and gold equivalent basis¹ attributable production in Q2 2017 was 12.9 million silver equivalent ounces ("SEOs") or 176,600 gold equivalent ounces ("GEOs"), compared with 12.9 million SEOs or 172,600 GEOs in Q2 2016, with SEO production being virtually unchanged and GEO production having increased 2%.1

•
Sales volume in Q2 2017 of 6.4 million ounces of silver and 72,000 ounces of gold, compared with 7.1 million ounces of silver and 70,800 ounces of gold in Q2 2016, with silver sales volume having decreased 11% and gold sales volume having increased 2%.

•
On a silver equivalent basis¹ and gold equivalent basis¹, sales volume in Q2 2017 was 11.6 million SEOs or 159,200 GEOs, compared with 12.5 million SEOs or 165,900 GEOs in Q2 2016, a decrease of 7% and 4%, respectively.

•
As at June 30, 2017, payable ounces attributable to the Company produced but not yet delivered[4] amounted to 4.2 million payable silver ounces and 52,900 payable gold ounces, representing an increase of 0.2 million payable silver ounces and 2,000 payable gold ounces during the three month period ended June 30, 2017.

•	Revenues of $200 million in Q2 2017 compared with $212 million in Q2 2016, representing a decrease of 6%.
•
Average realized sale price per ounce sold in Q2 2017 of $17.09 per ounce of silver and $1,263 per ounce of gold with the sale price of silver having decreased 1% while the sale price of gold was virtually unchanged compared to Q2 2016.

•	Net earnings of $68 million ($0.15 per share) in Q2 2017 compared with $60 million ($0.14 per share) in Q2 2016, representing an increase of 12%.

•	Operating cash flows of $125 million ($0.28 per share²) in Q2 2017 compared with $134 million ($0.31 per share²) in Q2 2016, representing a decrease of 7%.1
•
Cash operating margin² in Q2 2017 of $12.58 per silver ounce sold and $870 per gold ounce sold, representing a reduction of 1% per silver ounce sold while the cash operating margin² per ounce of gold sold was virtually unchanged as compared with Q2 2016.

•	Average cash costs² in Q2 2017 were $4.51 and $393 per ounce of silver and gold, respectively.
•	Declared quarterly dividend of $0.10 per common share, representing an increase of 43% relative to the previous quarterly dividend.

EVENTS SUBSEQUENT TO THE QUARTER

•
On August 10, 2017, the Company announced that it has signed a non-binding term sheet with Desert Star Resources Ltd. ("Desert Star") to enter into an Early Deposit Precious Metals Purchase Agreement for the Kutcho project located in British Columbia.

"Wheaton Precious Metals continues to generate strong operating margins from its portfolio of low-cost assets, resulting in close to $250 million in cash flow in the first half of 2017," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We are confident in our ability to continue to grow the Company by adding new high-quality streams to our portfolio, and we will remain disciplined and only do transactions that are accretive to our shareholders. As a result of our sector-leading cash flow as well as ample access to capital to finance acquisitions through our revolving credit facility, we have taken the step today to increase the amount of capital we return to our shareholders with a significant increase to our dividend."

Financial Review

Revenues
Revenue was $200 million in the second quarter of 2017, on sales volume of 6.4 million ounces of silver and 72,000 ounces of gold. This represents a 6% decrease from the $212 million of revenue generated in the second quarter of 2016 due primarily to an 11% decrease in the number of silver ounces sold, partially offset by a 2% increase in the number of gold ounces sold.

Costs and Expenses
Average cash costs² in the second quarter of 2017 were $4.51 per silver ounce sold and $393 per gold ounce sold, as compared with $4.46 per silver ounce and $401 per gold ounce during the comparable period of 2016. This resulted in a cash operating margin² of $12.58 per silver ounce sold and $870 per gold ounce sold, a decrease of 1% per silver ounce sold while the cash operating margin² per ounce of gold sold was virtually unchanged as compared with Q2 2016. The decrease in the cash operating margin was primarily due to a 1% decrease in the average realized silver price in Q2 2017 compared with Q2 2016.

Earnings and Operating Cash Flows
Net earnings and cash flow from operations in the second quarter of 2017 were $68 million ($0.15 per share) and $125 million ($0.28 per share²), compared with $60 million ($0.14 per share) and $134 million ($0.31 per share²) for the same period in 2016, an increase of 12% and a decrease of 7%, respectively.

Balance Sheet
At June 30, 2017, the Company had approximately $77 million of cash on hand and $953 million outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility").

Second Quarter Asset Highlights

During the second quarter of 2017, attributable production was 7.2 million ounces of silver and 78,100 ounces of gold, respectively, representing a decrease of 5% and an increase of 10%, as compared with the second quarter of 2016.

Operational highlights for the quarter ended June 30, 2017, based upon counterparties' reporting, are as follows:

Salobo
In the second quarter of 2017, Salobo produced 57,500 ounces of attributable gold, an increase of approximately 61% relative to the second quarter of 2016. This growth was primarily due to the acquisition of an additional 25% of attributable gold from the Salobo mine in the third quarter of 2016.  According to Vale S.A.'s ("Vale") second quarter of 2017 production report, production was positively impacted mainly due to higher feed grades and stronger plant performance in the second quarter.

Peñasquito
In the second quarter of 2017, Peñasquito produced 1.5 million ounces of attributable silver, an increase of approximately 71% relative to the second quarter of 2016.  According to Goldcorp Inc.'s ("Goldcorp") second quarter of 2017 MD&A, higher production at Peñasquito was primarily due to higher grade ore as a result of mine sequencing in Phases 5 and 6, and higher mill throughput as the second quarter of 2016 included a prolonged period of planned and unplanned maintenance.

According to Goldcorp, the Pyrite Leach Project ("PLP") achieved construction progress of 14% and engineering progress of 94% by the end of the second quarter of 2017. Major procurement activities are nearing completion, material and equipment is arriving on site and major works contractors have mobilized to site. Earthwork activities are now complete, concrete works are underway, and mechanical works installation has commenced and is ramping up. Construction of the PLP is expected to be completed by the end of 2018. The Carbon Pre-flotation Project ("CPP") is also being constructed, which will allow Peñasquito to process ore that was previously considered uneconomic, including significant amounts already in stockpiles. CPP earthworks are substantially complete and the concrete works are underway. The mechanical works contractor is mobilizing and will ramp up in the third quarter of 2017.

Antamina
In the second quarter of 2017, Antamina produced 1.9 million ounces of attributable silver, an increase of approximately 11% relative to the second quarter of 2016. The increase was primarily the result of higher grade ore being processed in the quarter, partially offset by lower silver recovery.

San Dimas
In the second quarter of 2017, San Dimas produced 1.0 million ounces of attributable silver, a decrease of approximately 39% relative to the second quarter of 2016. According to Primero Mining Corp.'s ("Primero") second quarter of 2017 MD&A, production during the quarter was impacted by a strike related to the renegotiation of the Collective Bargaining Agreement, with a phased restart of operations commencing on April 22, 2017. Primero further reports that mill throughput was affected by a 13-day suspension of milling activities in mid-June following the failure of an anchor block affixed to one of eight cables supporting the tailing suspension bridge; however, mining operation continued uninterrupted during this time, and all ore was stockpiled at the mill site. Full plant operations reportedly resumed on June 24, 2017, and the ore stockpile was fully processed by the mill in July.

According to Primero, despite seeing initial improvements in relations with unionized workers following the resolution of the San Dimas strike in the second quarter, the situation degraded in July 2017 with the negotiation of the 2016 annual workers' bonus (''PTU Bonus''), and as a result, the site experienced a significant work slowdown in July. While the PTU Bonus negotiation was reportedly resolved on July 29, 2017, Primero believes that labour disruptions may continue to adversely affect the profitability of the San Dimas mine. Primero is maintaining its previously disclosed production guidance but believes that production will track toward the lower end of the range. Primero also notes that despite significant investment at San Dimas, exploration efforts have not identified large replacement veins for the depleting Roberta and Robertita veins, and that without new large veins coming into production or changes to the operating environment, mining rates above 1,800 tonnes per day may not be possible.

Primero has indicated that it believes that at lower production rates, it is unable to carry on a sustainable operation at San Dimas while complying with its obligations, including under the Silver Purchase Agreement. Primero has indicated that it believes that the San Dimas mine life will become significantly shorter as a result of Primero's inability to invest in exploration and development, unless revisions to the Silver Purchase Agreement are made. The Company is prepared to consider reasonable alternatives towards a sustainable solution, but there can be no assurance that an acceptable solution will be achieved.

As previously announced, Primero has initiated a strategic review process. As noted in Primero's second quarter of 2017 MD&A, Primero has received a number of proposals from interested parties regarding a potential acquisition of the San Dimas operation. The process is ongoing but there can be no certainty that these discussions will result in a resolution acceptable to all stakeholders, including the Company.

Sudbury
In the second quarter of 2017, Vale's Sudbury mines produced 7,000 ounces of attributable gold, a decrease of approximately 53% relative to the second quarter of 2016. According to Vale's second quarter of 2017 production report, production was impacted due to the scheduled rebuild and expansion in capacity of Furnace #2 and the three-week scheduled maintenance in June for all surface operations. The scheduled maintenance in all surface operations happens every 18 months.

Vale notes that Furnace #2 was off-line for the entire second quarter and will resume operation in the third quarter, during which the Sudbury smelter complex will transition to the new single furnace flowsheet and will commence operating as a single furnace operation in the fourth quarter. Finally, as Vale announced in March 2017, the Stobie mine was placed on care and maintenance at the end of May.

Constancia
In the second quarter of 2017, Constancia produced 0.5 million ounces of attributable silver and 2,300 ounces of attributable gold, a decrease of approximately 30% and 50% for silver and gold production, respectively, relative to the second quarter of 2016. The decrease in production was primarily the result of the processing of lower grade ore as expected in Hudbay Mineral Inc.'s ("Hudbay") mine plan.

Other Gold
In the second quarter of 2017, total Other Gold attributable production was 11,200 ounces, a decrease of approximately 29% relative to the second quarter of 2016. The decrease was driven primarily by lower attributable production at 777 and lower production at the Minto mine, which was impacted by sequencing changes to support a mine life extension.

Other Silver
In the second quarter of 2017, total Other Silver attributable production was 2.3 million ounces, a decrease of approximately 13% relative to the second quarter of 2016. The decrease was driven primarily due to lower production from Cozamin as the Cozamin silver purchase agreement expired on April 4, 2017.

Development Update – Rosemont
As per Hudbay's June 7, 2017 news release, the U.S. Forest Service has issued the Final Record of Decision for Hudbay's Rosemont Project. The other key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers. As per the precious metals streaming agreement, Wheaton Precious Metals International Ltd. will provide a payment of a $230 million deposit upon achievement of certain milestones in exchange for an amount equal to 100% of the life of mine silver and gold production from Rosemont1.

Produced But Not Yet Delivered 4
As at June 30, 2017, payable ounces attributable to the Company produced but not yet delivered⁴ amounted to 4.2 million payable silver ounces and 52,900 payable gold ounces, representing an increase of 0.2 million payable silver ounces and 2,000 payable gold ounces during the three month period ended June 30, 2017. Payable silver ounces produced but not yet delivered increased primarily as a result of increases related to the Antamina, San Dimas, and Yauliyacu silver interests, partially offset by a decrease related to the Peñasquito silver interest. Payable gold ounces produced but not yet delivered increased primarily as a result of an increase related to the Salobo interest, offset partially by a decrease related to the Minto gold interest. Payable ounces produced but not yet delivered to the Wheaton Precious Metals group of companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton Precious Metals' consolidated MD&A in the 'Results of Operations and Operational Review' section.

Events Subsequent to the Quarter

Kutcho
Wheaton Precious Metals has announced that it has signed a non-binding term sheet with Desert Star to enter into an Early Deposit Precious Metals Purchase Agreement (the "Kutcho Early Deposit Agreement") for the Kutcho project located in British Columbia (the "Kutcho Project"). Under the terms of the proposed Kutcho Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho Project until 51,000 ounces of gold and 5.6 million ounces of silver have been delivered, at which point the stream will decrease to 66.67% of silver and gold production for the life of mine. Based on the Prefeasibility Study Technical Report on the Kutcho Project, British Columbia dated July 31, 2017, and current spot commodity prices, the proposed stream would represent less than 10% of the revenue generated by the project.

Under the proposed Kutcho Early Deposit Agreement, the Company will pay a total cash consideration of $65 million (subject to certain customary conditions including the acquisition of the Kutcho Project by Desert Star) plus an ongoing production payment of 20% of the spot silver and gold price. Of the $65 million total upfront amount, $7 million will be advanced to Desert Star on an early deposit basis, which will be used for purposes of funding a definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"). Following receipt of the Feasibility Documentation and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Kutcho Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring. The Company will be required to make an additional payment to Desert Star, of up to $20 million if processing throughput is increased to 4,500 tpd or more within five years of attaining commercial production.

Wheaton Precious Metals has also agreed to participate in up to 14% of a Desert Star equity financing to a maximum of Cdn$4 million, where the funds are to be used for the acquisition of the Kutcho Project. The entering into of the Kutcho Early Deposit Agreement is subject to the completion of the acquisition of the Kutcho Project by Desert Star, the negotiation and completion of definitive documentation and certain other typical conditions and approvals. There can be no assurance that the Kutcho Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet or at all.

Dividend

Third Quarterly Dividend

The third quarterly cash dividend of US$0.10 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on August 25, 2017, and will be distributed on or about September 8, 2017.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 30%, up from 20% in previous quarters, of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this third quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Outlook

Wheaton Precious Metals' estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year. As a reminder, Wheaton Precious Metals does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.

From a liquidity perspective, the $77 million of cash and cash equivalents as at June 30, 2017 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Friday, August 11, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	50693115
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 18, 2017 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	50693115
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals' MD&A and Financial Statements, which are available on the Company's website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Wheaton Precious Metals, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

[1]	Please refer to the table on the bottom of pages 12 and 13 for the methodology of converting production and sales volumes to silver and gold equivalent ounces.
[2]	Please refer to non-IFRS measures at the end of this press release.
[3]
In the Rosemont Technical Report, including the effect of the stream, Hudbay estimates silver to represent only approximately 2% of the mines revenue, while the financial impact of gold was not estimated as it is currently thought to be negligible to the overall economics of the mine.

[4]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2017	2016	2017	2016
Sales	$199,684	$212,351	$397,635	$399,862
Cost of sales
Cost of sales, excluding depletion	$56,981	$60,208	$115,272	$116,845
Depletion	59,772	75,074	123,715	146,417
Total cost of sales	$116,753	$135,282	$238,987	$263,262
Gross margin	$82,931	$77,069	$158,648	$136,600
Expenses
General and administrative [1]	$9,069	$9,959	$16,967	$20,803
Interest expense	6,482	4,590	12,854	11,522
Other income	(1,075)	(54)	(2,173)	(86)
Other expense	1,358	1,600	2,507	2,256
Foreign exchange loss	41	53	85	589
	$15,875	$16,148	$30,240	$35,084
Earnings before income taxes	$67,056	$60,921	$128,408	$101,516
Income tax recovery (expense)	556	(615)	428	(231)
Net earnings	$67,612	$60,306	$128,836	$101,285

Basic earnings per share	$0.15	$0.14	$0.29	$0.24
Diluted earnings per share	$0.15	$0.14	$0.29	$0.24
Weighted average number of shares outstanding
Basic	441,784	436,726	441,635	419,838
Diluted	442,370	436,986	442,168	420,019
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,273	$1,205	$2,469	$2,602

Condensed Interim Consolidated Balance Sheets

	As at June 30	As at December 31
(US dollars in thousands - unaudited)	2017	2016
Assets
Current assets
Cash and cash equivalents	$76,575	$124,295
Accounts receivable	3,775	2,316
Other	2,250	1,481
Total current assets	$82,600	$128,092
Non-current assets
Silver and gold interests	$5,790,622	$5,919,272
Early deposit - silver and gold interests	20,711	20,064
Royalty interest	9,107	9,107
Long-term investments	80,595	64,621
Other	12,375	12,163
Total non-current assets	$5,913,410	$6,025,227
Total assets	$5,996,010	$6,153,319
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$11,419	$18,829
Current portion of performance share units	-	228
Total current liabilities	$11,419	$19,057
Non-current liabilities
Bank debt	$953,000	$1,193,000
Deferred income taxes	53	262
Performance share units	810	1,012
Total non-current liabilities	$953,863	$1,194,274
Total liabilities	$965,282	$1,213,331
Shareholders' equity
Issued capital	$3,457,319	$3,445,914
Reserves	67,632	55,301
Retained earnings	1,505,777	1,438,773
Total shareholders' equity	$5,030,728	$4,939,988
Total liabilities and shareholders' equity	$5,996,010	$6,153,319

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2017	2016	2017	2016
Operating activities
Net earnings	$67,612	$60,306	$128,836	$101,285
Adjustments for
Depreciation and depletion	60,016	75,308	124,202	146,883
Amortization of credit facility origination fees:
Interest expense	184	149	384	406
Amortization of credit facility origination fees - undrawn facilities	179	214	340	321
Interest expense	6,298	4,441	12,470	11,116
Equity settled stock based compensation	1,273	1,205	2,469	2,602
Performance share units	(23)	(2,142)	(457)	179
Deferred income tax (recovery) expense	(820)	603	(705)	232
Investment income recognized in net earnings	(87)	(55)	(163)	(86)
Other	(44)	58	(1,074)	88
Change in non-cash working capital	(3,466)	(705)	(8,929)	(3,796)
Cash generated from operations before interest paid and received	$131,122	$139,382	$257,373	$259,230
Interest paid - expensed	(6,513)	(5,155)	(12,902)	(11,274)
Interest received	72	40	133	65
Cash generated from operating activities	$124,681	$134,267	$244,604	$248,021
Financing activities
Bank debt repaid	$(111,000)	$(665,000)	$(240,000)	$(760,000)
Credit facility origination fees	(5)	-	(1,305)	(1,300)
Shares issued	-	632,547	-	632,547
Share issue costs	-	(25,834)	-	(25,834)
Repurchase of share capital	-	-	-	(33,126)
Share purchase options exercised	280	599	1,002	599
Dividends paid	(52,108)	(36,740)	(52,108)	(36,740)
Cash used in financing activities	$(162,833)	$(94,428)	$(292,411)	$(223,854)
Investing activities
Silver and gold interests	$-	$(11)	$-	$(284)
Interest paid - capitalized to silver interests	-	-	-	(615)
Early deposit - silver and gold interests	(15)	(2,041)	(894)	(2,042)
Proceeds on disposal of silver interest [1]	-	-	1,022	-
Dividend income received	15	14	30	20
Other	(32)	(60)	(86)	(107)
Cash (used for) generated from investing activities	$(32)	$(2,098)	$72	$(3,028)
Effect of exchange rate changes on cash and cash equivalents	$10	$(27)	$15	$54
(Decrease) increase in cash and cash equivalents	$(38,174)	$37,714	$(47,720)	$21,193
Cash and cash equivalents, beginning of period	114,749	86,776	124,295	103,297
Cash and cash equivalents, end of period	$76,575	$124,490	$76,575	$124,490

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced and Sold

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Silver ounces produced [2]
San Dimas	973	623	1,429	1,264	1,596	923	2,317	1,418
Peñasquito	1,483	1,339	1,328	1,487	867	1,352	1,766	2,092
Antamina	1,888	1,464	1,599	1,469	1,707	2,021	2,403	-
Constancia	546	540	723	749	778	509	637	664
Other [3]	2,302	2,682	2,510	2,682	2,659	2,727	3,161	2,716
Total silver ounces produced	7,192	6,648	7,589	7,651	7,607	7,532	10,284	6,890
Gold ounces produced ²
Sudbury [4]	7,040	14,581	8,901	10,779	15,054	7,895	13,678	7,300
Salobo	57,514	53,193	71,328	68,168	35,627	38,474	39,395	35,717
Constancia	2,332	2,431	3,151	3,737	4,622	3,435	4,617	4,341
Other [5]	11,241	14,156	21,825	30,642	15,885	12,053	14,676	11,250
Total gold ounces produced	78,127	84,361	105,205	113,326	71,188	61,857	72,366	58,608
SEOs produced [6]	12,898	12,554	15,067	15,365	12,947	12,453	15,699	11,309
GEOs produced [6]	176,591	179,347	211,970	225,712	172,566	156,513	209,783	149,941
Silver ounces sold
San Dimas	845	796	1,571	1,065	1,426	1,345	2,097	2,014
Peñasquito	1,639	860	1,270	1,078	886	949	2,086	2,053
Antamina	1,453	1,170	1,488	1,598	2,202	1,879	1,340	-
Constancia	559	383	702	536	520	666	511	329
Other [3]	1,873	2,016	2,475	1,845	2,108	2,713	2,717	2,179
Total silver ounces sold	6,369	5,225	7,506	6,122	7,142	7,552	8,751	6,575
Gold ounces sold
Sudbury [4]	5,822	6,887	10,183	12,294	11,351	9,007	6,256	6,674
Salobo	50,478	63,007	73,646	50,043	45,396	35,366	44,491	21,957
Constancia	2,356	2,315	3,343	3,396	3,610	4,933	4,473	2,701
Other [5]	13,309	16,188	21,759	19,330	10,400	15,952	9,679	16,745
Total gold ounces sold	71,965	88,397	108,931	85,063	70,757	65,258	64,899	48,077
SEOs sold [6]	11,625	11,412	15,249	11,913	12,451	12,745	13,607	10,201
GEOs sold [6]	159,161	163,032	214,529	175,008	165,945	160,180	181,838	135,243
Cumulative payable silver ounces produced but not yet delivered [7]	4,152	3,967	3,224	3,783	2,999	3,230	3,872	3,320
Cumulative payable gold ounces produced but not yet delivered [7]	52,879	50,876	59,536	63,935	44,780	49,679	56,867	54,462
Silver / Gold Ratio [8]	73.0	70.0	71.1	68.1	75.0	79.6	74.8	75.4
1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the Cozamin silver interest which expired on April 4, 2017.

4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto and 777 gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs) are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines, and corporate operations.

Three Months Ended June 30, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	973	845	$16.92	$4.28	$1.46	$14,298	$9,443	$10,680	$138,173
Peñasquito	1,483	1,639	17.40	4.13	2.88	28,519	17,026	21,750	410,876
Antamina	1,888	1,453	17.12	3.50	9.81	24,873	5,529	15,729	790,072
Constancia	546	559	17.29	5.90	7.36	9,659	2,250	6,363	269,036
Other [4]	2,302	1,873	16.80	5.31	3.64	31,465	14,702	21,216	766,091
	7,192	6,369	$17.09	$4.51	$4.89	$108,814	$48,950	$75,738	$2,374,248
Gold
Sudbury [5]	7,040	5,822	$1,248	$400	$769	$7,264	$455	$4,930	$391,757
Salobo	57,514	50,478	1,259	400	381	63,577	24,163	43,386	2,861,619
Constancia	2,332	2,356	1,252	400	409	2,949	1,043	2,007	123,758
Other [6]	11,241	13,309	1,283	361	297	17,080	8,320	12,192	39,240
	78,127	71,965	$1,263	$393	$398	$90,870	$33,981	$62,515	$3,416,374
Operating results						$199,684	$82,931	$138,253	$5,790,622
Corporate costs
General and administrative							$(9,069)	$(6,869)
Interest expense							(6,482)	(6,513)
Other							(324)	(190)
Income tax recovery							556	-
Total corporate costs							$(15,319)	$(13,572)	$205,388
							$67,612	$124,681	$5,996,010

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests and  the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2017 were as follows:
Three Months Ended June 30, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	73.0	12,898	11,625	$ 17.18	$ 4.90	$ 12.28	$ 5.14	$ 7.14
Gold equivalent basis	73.0	176,591	159,161	$ 1,255	$ 358	$ 897	$ 376	$ 521

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iii) at the end of this press release

Three Months Ended June 30, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,596	1,426	$17.49	$4.24	$1.11	$24,945	$17,321	$18,898	$143,490
Peñasquito	867	886	16.11	4.09	3.05	14,272	7,945	10,649	425,247
Antamina	1,707	2,202	16.96	3.42	9.94	37,344	7,934	29,818	846,474
Constancia	778	520	16.92	5.90	7.41	8,795	1,874	5,727	285,140
Other [4]	2,659	2,108	17.72	5.50	4.36	37,355	16,570	25,026	808,504
	7,607	7,142	$17.18	$4.46	$5.49	$122,711	$51,644	$90,118	$2,508,855
Gold
Sudbury [5]	15,054	11,351	$1,258	$400	$787	$14,280	$806	$9,636	$490,227
Salobo	35,627	45,396	1,263	400	423	57,357	19,985	39,198	2,122,575
Constancia	4,622	3,610	1,258	400	409	4,539	1,618	3,095	128,428
Other [6]	15,885	10,400	1,295	404	601	13,464	3,016	8,779	72,963
	71,188	70,757	$1,267	$401	$507	$89,640	$25,425	$60,708	$2,814,193
Operating results						$212,351	$77,069	$150,826	$5,323,048
Corporate costs
General and administrative							$(9,959)	$(9,560)
Interest expense							(4,590)	(5,155)
Other							(1,599)	(1,844)
Income tax expense							(615)	-
Total corporate costs							$(16,763)	$(16,559)	$238,161
							$60,306	$134,267	$5,561,209

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests, the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests and  the Cozamin silver interest, which expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended June 30, 2016 were as follows:

Three Months Ended June 30, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	75.0	12,947	12,451	$ 17.06	$ 4.84	$ 12.22	$ 6.03	$ 6.19
Gold equivalent basis	75.0	172,566	165,945	$ 1,280	$ 363	$ 917	$ 452	$ 465
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (ii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis and; (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30
(in thousands, except for per share amounts)	2017	2016
Cash generated by operating activities	$124,681	$134,267
Divided by:
Basic weighted average number of shares outstanding	441,784	436,726
Diluted weighted average number of shares outstanding	442,370	436,986
Equals:
Operating cash flow per share - basic	$0.28	$0.31
Operating cash flow per share - diluted	$0.28	$0.31

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Cost of sales	$116,753	$135,282
Less: depletion	(59,772)	(75,074)
Cash cost of sales	$56,981	$60,208
Cash cost of sales is comprised of:
Total cash cost of silver sold	$28,711	$31,867
Total cash cost of gold sold	28,270	28,341
Total cash cost of sales	$56,981	$60,208
Divided by:
Total silver ounces sold	6,369	7,142
Total gold ounces sold	71,965	70,757
Equals:
Average cash cost of silver (per ounce)	$4.51	$4.46
Average cash cost of gold (per ounce)	$393	$401

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016
Total sales:
Silver	$108,814	$122,711
Gold	$90,870	$89,640
Divided by:
Total silver ounces sold	6,369	7,142
Total gold ounces sold	71,965	70,757
Equals:
Average realized price of silver (per ounce)	$17.09	$17.18
Average realized price of gold (per ounce)	$1,263	$1,267
Less:
Average cash cost of silver [1] (per ounce)	$(4.51)	$(4.46)
Average cash cost of gold [1] (per ounce)	$(393)	$(401)
Equals:
Cash operating margin per silver ounce sold	$12.58	$12.72
Cash operating margin per gold ounce sold	$870	$866

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals' MD&A available on the Company's website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•
statements with respect to the successful negotiation and entering into of a definitive documentation by the Company with Desert Star, payment by the Company of US$65 million to Desert Star and the satisfaction of each party's obligations in accordance with the Kutcho Early Deposit Agreement;

•	the receipt by the Company of silver and gold production in respect of the Kutcho project;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton Precious Metals' production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Wheaton Precious Metals' production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine which concluded in April 2017 and any other labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to achieve expected production levels;

•	the Guarantee of the Primero Facility;
•	possible amendments to the San Dimas silver purchase agreement as a result of any strategic process or discussions with Primero;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton Precious Metals to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	any specific risks relating to the completion of documentation and diligence for the Kutcho Early Deposit Agreement;
•	the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Wheaton Precious Metals purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton Precious Metals receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to profitably operate the San Dimas mine due to the impact of the strike or other labour disruptions;
•	Primero not being able to continue as a going concern;
•	Primero not being able to achieve expected production levels;

•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•	Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Guarantee;
•	amendments to the San Dimas silver purchase agreement have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Wheaton Precious Metals' interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton Precious Metals' acquisition strategy;
•	risks related to the market price of the common shares of Wheaton Precious Metals;
•	equity price risks related to Wheaton Precious Metals' holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton Precious Metals and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton Precious Metals or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton Precious Metals and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton Precious Metals and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Wheaton Precious Metals and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;

•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton Precious Metals' Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton Precious Metals' Form 40-F filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the completion of documentation and diligence in respect of the Kutcho Early Deposit Agreement;
•	the payment of US$65 million to Desert Star and the satisfaction of each party's obligations in accordance with the terms of the Kutcho Early Deposit Agreement;
•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that the impact on Primero of the unionized employee strike or other labour disruptions at the San Dimas mine will not be significant;
•	that Primero is able to continue as a going concern;
•	that Primero is able to achieve expected production levels;
•	that Primero will make all required payments and not be in default under the Primero Facility;
•	that any amendments to the San Dimas silver purchase agreement will not have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;
•	Wheaton Precious Metals' ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Wheaton Precious Metals will be successful in challenging any reassessment by the CRA;
•	Wheaton Precious Metals has properly considered the application of Canadian tax law to its structure and operations;
•	Wheaton Precious Metals will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Wheaton Precious Metals has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Wheaton Precious Metals will not change its business as a result of any CRA reassessment;
•	Wheaton Precious Metals' ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton Precious Metals' Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton Precious Metals has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton Precious Metals. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton Precious Metals' expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton Precious Metals does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton Precious Metals more generally, readers should refer to Wheaton Precious Metals' Annual Information Form for the year ended December 31, 2016 and other continuous disclosure documents filed by Wheaton Precious Metals since January 1, 2017, available on SEDAR at www.sedar.com. Wheaton Precious Metals' Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton Precious Metals' mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton Precious Metals' Form 40-F, a copy of which may be obtained from Wheaton Precious Metals or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com